JOURNEY RESOURCES CORP.
407 – 808 Nelson Street
Vancouver, B.C. V6Z 2H2
Tel: (604) 633-2442

NEWS RELEASE

May 21, 2009	TSX-VENTURE: JNY
FRANKFURT: JL4
OTCBB: JNYRF

For Immediate Release

JOURNEY RESOURCES CORP. ANNOUNCES
COMMENCEMENT OF WORK PROGRAM ON THE MUSGROVE CREEK GOLD PROJECT

Vancouver, B.C. – JOURNEY RESOURCES CORP. (“Journey”) announces that it has received approval from all regulatory bodies in the state of Idaho to commence a drilling program on the 100% owned Musgrove Creek Gold Project. Journey will drill five diamond core holes totalling 600 meters to test the new discovery on the “Johny Northwest Target area”. The holes can be collared from the existing access road constructed in 2007 to access the 2009 drill sites without additional permitting or cost. Journey expects drilling to commence by mid to late June 2009 using Journey owned Hydrocore 2000 core drill. Journey will permit and drill additional holes into this zone during the 2009 field season to help establish it’s size and limits.

Musgrove Creek is an advanced gold exploration project located in Lemhi County, Idaho, approximately 24 km (15 miles) southwest of the recently mined Beartrack gold deposit. The property is accessed from Salmon or Challis, Idaho by about 80 km (50 miles) of paved, gravel and dirt roads.

Musgrove Creek contains a NI 43-101 Inferred Mineral Resource estimate of 8 million tonnes at 1.22 g/t Au (0.036 oz/ton) at a gold cut-off of 0.8 g/t (0.023 oz/ton). This is equivalent to 9,761 kg (313,822 oz) of gold at zero dilution (Gruenwald and Makepeace, 2004). Recent exploration activity conducted at Musgrove is focused on adding to that resource with the objective of establishing a minable deposit.

Jack Bal, President and CEO of Journey commented: “We are excited to commence drilling on the Johny Northwest Target area during the 2009 season”

About Journey Resources Corp.

Journey Resources Corp. www.journeyresourcescorp.com is a mineral-exploration resource company trading on the TSX Venture Exchange (Symbol : JNY) the Frankfurt Stock Exchange (Symbol : JL4) and the OTC Bulletin Board (Symbol : JNYRF). The Company is currently exploring four advanced exploration-stage projects; the Vianey Mine Silver Project, the Musgrove Gold Project, the Silver Mountain Project and the Charay Gold Project. The Vianey Mine Project consists of concessions totaling 5,022 hectares in Guerrero State west of Mexico City, Mexico. The Musgrove Project is a prospect for a disseminated gold bulk-tonnage surface project similar to the Beartrack Mine, a nearby former gold producer. In addition, the Company recently purchased a 100% right, title and interest in and to certain mining claims comprising the Silver Mountain Property in Lima, Peru. The Silver Mountain Property is

an advanced stage exploration property covering approximately 1,684 hectares, located approximately 75 kilometers east of Lima City and 50 kilometers south of Peru Copper’s Toromocho property and Pan American Silver's Morococha Mine. The Company also recently announced the acquisition of the Charay high-grade gold project in Sinaloa, Mexico.

ON BEHALF OF JOURNEY RESOURCES CORP.

“Jatinder (Jack) Bal”

JATINDER (JACK) BAL
President & CEO
JOURNEY RESOURCES CORP.

For further information on Journey Resources Corp., contact Jack Bal at (604) 633-2442, toll free 1-800-667-1442, e-mail jackbal@journeyresourcescorp.com, or visit our website at www.journeyresourcescorp.com.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the TSX Venture Exchange, the British Columbia Securities Commission and the Alberta Securities Commission.